UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViryaNet Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Securities)

M97540 11 2

(CUSIP Number)

Ana Isabel Morales
Telvent GIT, S.A.
Valgrande, 6
28108 Alcobendas
Madrid, Spain
34-90-233-5599

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

SIGNATURES
Schedule A
Share Purchase Agreement
Incentive Stock Option Agreement

CUSIP No. M97540 11 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Telvent GIT, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Spain

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

CO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed on August 7, 2003 (the “Statement”) by Telvent GIT, S.A. (“Telvent”) in connection with its investment in ViryaNet Ltd. (“ViryaNet”). Unless otherwise set forth herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the Statement.

On August 31, 2004, Telvent sold all of its shares in ViryaNet. As a result, Telvent ceased to be the beneficial owner of more than 5% of ViryaNet’s outstanding Ordinary Shares, and Telvent’s Schedule 13D reporting requirement is terminated.

1.	Security and Issuer.

The information set forth in Item 1 of the Statement remains unchanged.

2.	Identity and Background.

          This statement is being filed on behalf of Telvent, a company organized under the laws of Spain. Abengoa, S.A., a company organized under the laws of Spain (“Abengoa”), beneficially owns, indirectly through its wholly owned subsidiaries, approximately 91% of Telvent’s issued and outstanding capital stock. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and officers of Telvent and Abengoa.

          Telvent, along with Telvent Investments, S.L. (“Telvent Investments”), comprises Abengoa’s information technology business unit. Telvent is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Spain, North America, Latin America (including Mexico) and China. Telvent’s products and services solutions include systems integration, consulting services, design and engineering services, and software that enable our customers to more efficiently manage their operations and business processes.

          Except as indicated above, the information set forth in Item 2 of the Statement remains unchanged.

3.	Source and Amount of Funds or Other Consideration.

          Not applicable.

4.	Purpose of Transaction.

          This Amendment No. 1 is being filed to report that Telvent’s holdings of Ordinary Shares of ViryaNet have decreased below 5% of the Ordinary Shares outstanding. On August 31, 2004, Telvent sold all of its interest in ViryaNet to Telvent Investments, and therefore Telvent’s Schedule 13D filing requirement has terminated. As disclosed in Item 6, in connection with the sale of its interest in ViryaNet, Telvent has assigned to Telvent Investments its rights and obligations under the Share Purchase Agreement entered into by Telvent and ViryaNet on July 28, 2003 (the “Telvent Share Purchase Agreement”), including, without limitation, its right to nominate a director of ViryaNet and its rights with respect to ViryaNet’s obligation not to take certain actions to modify the Ordinary Shares.

5.	Interest in Securities of the Issuer.

          (a)     As a result of the sales transaction described in paragraph 5(c) below, Telvent no longer beneficially owns any Ordinary Shares of ViryaNet.

          (b)     Not applicable.

          (c)     On August 31, 2004, Telvent sold an aggregate of 539,258 Ordinary Shares and transferred an option to purchase 10,000 Ordinary Shares (the “Option”) to Telvent Investments in a private transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”). The

Ordinary Shares were sold for an aggregate consideration of €1,009,341.06, or €1.8717 per share, which, based on an exchange rate as of August 31, 2004 of U.S. $1.2183 to €1.00, was equivalent to U.S. $1,229,680.21, or U.S. $2.2803 per share. The Option was transferred without additional consideration in connection with the transfer of Telvent’s entire investment in ViryaNet to Telvent Investments. See Item 6 for a further description of this disposition.

          (d)     Not applicable.

          (e)     Telvent ceased to be the beneficial owner of more than 5% of the Ordinary Shares of ViryaNet on August 31, 2004.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On August 31, 2004, Telvent and Telvent Investments entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which on August 31, 2004, Telvent sold an aggregate of 539,258 Ordinary Shares and transferred the Option to Telvent Investments in a private transaction that was exempt from the registration requirements of the 1933 Act. The Ordinary Shares were sold for an aggregate consideration of €1,009,341.06, or €1.8717 per share, which, based on an exchange rate as of August 31, 2004 of U.S. $1.2183 to €1.00, was equivalent to U.S. $1,229,680.21, or U.S. $2.2803 per share. The Option was transferred without additional consideration in connection with the transfer of Telvent’s entire investment in ViryaNet to Telvent Investments. Telvent Investments is an indirect wholly owned subsidiary of Abengoa and, together with Telvent, comprises Abengoa’s information technology business unit. Telvent does not own any shares of Telvent Investments, and Telvent Investments does not own any shares of Telvent. Mr. Sanchez Ortega, a director and the Chairman and Chief Executive Officer of Telvent, is also a Joint Director of Telvent Investments and a member of the Board of Directors of ViryaNet. Mr. Jose Ignacio del Barrio, the Vice President Business and Corporate Development of Telvent, is also a Joint Director of Telvent Investments. Telvent sold the Ordinary Shares and transferred the Option to Telvent Investments as part of its reorganization in which Telvent sold its minority investments to Telvent Investments.

          Under the terms of the Share Purchase Agreement, Telvent assigned its rights and obligations under the following agreements to Telvent Investments: (1) the Telvent Share Purchase Agreement, (2) the registration rights agreement, dated as of August 4, 2003, by and among ViryaNet and Telvent (“Registration Rights Agreement”), and (3) the Incentive Stock Option Agreement (the “Option Agreement”), pursuant to which the Option was granted. Under the terms of the Telvent Share Purchase Agreement ViryaNet agreed, among other things, that provided that Telvent and its affiliates held at least 269,687 Ordinary Shares of ViryaNet, ViryaNet would cause the size of its Board of Directors to be and remain at least six (6) members. ViryaNet further agreed that for so long as Telvent and its affiliates held at least 269,687 Ordinary Shares, ViryaNet’s Board of Directors would (1) nominate as a director of ViryaNet such representative of Telvent as Telvent elects, and (2) recommend in each of ViryaNet’s proxy statements pursuant to which directors are to be elected that the shareholders of ViryaNet elect such representative as a director. Accordingly, on October 20, 2003, the ViryaNet Board of Directors appointed Mr. Sanchez Ortega to the Board until the next annual meeting. Mr. Sanchez Ortega was subsequently elected to the Board by the shareholders of ViryaNet at the annual meeting on November 26, 2003 to hold office until the next annual meeting of ViryaNet’s shareholders and his successor has duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of ViryaNet. ViryaNet further agreed under the Telvent Share Purchase Agreement that its Board of Directors would neither approve nor submit to the shareholders of ViryaNet any amendment to the Articles of Association or other organizational documents of ViryaNet that modified rights of the Ordinary Shares.

          Pursuant to the Share Purchase Agreement, Telvent also assigned to Telvent Investments its rights and obligations under the Registration Rights Agreement. Telvent and ViryaNet agreed, among other things, pursuant to the Registration Rights Agreement, to the terms pursuant to which ViryaNet was required to register the Ordinary Shares purchased by Telvent under the Telvent Share Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the 1933 Act, as well as perform various other obligations and agreements related to such registration.

          Pursuant to the Share Purchase Agreement, Telvent also assigned to Telvent Investments its rights and obligations under the Option Agreement. The Option has an exercise price of U.S. $1.59 per share and was originally granted on October 30, 2003 to Mr. Sanchez Ortega in his capacity as a member of the Board of Directors of ViryaNet and without consideration. Subsequently, Mr. Sanchez Ortega transferred the Option to Telvent without consideration. Under the terms of the Option Agreement, the Option vests and becomes exercisable over a two-year period at a rate of 12.5% at the end of each of ViryaNet’s fiscal quarters following the date of the grant. Accordingly, as of August 31, 2004, options to purchase 5,000 Ordinary Shares are exercisable within sixty (60) days.

          Other than the Lock-up Agreement, dated as of August 4, 2003, by and among ViryaNet and Telvent (which Lock-up Agreement was not assigned to Telvent Investments and the description of which remains unchanged from the description set forth in the Statement), the Share Purchase Agreement, the Telvent Share Purchase Agreement, the Registration Rights Agreement, and the Option Agreement described herein, to the knowledge of Telvent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ViryaNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The description of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed or incorporated by reference with this Schedule 13D and incorporated by reference into this response to Item 6.

7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Share Purchase Agreement, dated as of August 31, 2004, by and between Telvent GIT, S.A. and Telvent Investments, S.L.

2	Incentive Stock Option Agreement.

3	Share Purchase Agreement, dated as of July 28, 2003, by and among ViryaNet Ltd. and Telvent GIT, S.A.*

4	Registration Rights Agreement, dated as of August 4, 2003 by and among ViryaNet Ltd. and Telvent GIT, S.A.**

5	Lock-up Agreement, dated as of August 4, 2003, by and among ViryaNet Ltd. and Telvent GIT, S.A.***

*	Previously filed as Exhibit 1 to the Schedule 13D of Telvent filed on August 7, 2003.

**	Previously filed as Exhibit 2 to the Schedule 13D of Telvent filed on August 7, 2003.

***	Previously filed as Exhibit 3 to the Schedule 13D of Telvent filed on August 7, 2003.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2004	TELVENT GIT, S.A.
	By:	/s/ José Ignacio del Barrio Gómez
		Name:	José Ignacio del Barrio Gómez
		Title:	VP Business and Corporate Development

Schedule A

1. Directors and Executive Officers of Telvent GIT, S.A. The name and present principal occupation or employment of each director and executive officer of Telvent and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Telvent, Valgrande, 6, 28108 Alcobendas, Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Telvent.

Present Principal
Name	Occupation or Employment	Citizenship

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary	Spain

HRH Carlos de Borbón Dos Sicilias	Director of Telvent; President of the Patronage of the Navy Museum; President of the Spanish Nobleman Association	Spain

Miguel Cuenca Valdivia	Director of Telvent; President of the Innovation and Technology Wood Managing Commission Foundation	Spain

Eduardo Punset Casals	Director of Telvent; Professor at several institutions; Chairman of Agencia Planetaria (a multimedia science production company); Deputy Director of Economic and Financial Studies for the Banco Hispano Americano	Spain

Javier Salas Collantes	Director of Telvent; Director of Saga Servicios Financieros, S.A. (banking and financial services)	Spain

José B. Terceiro Lomba	Director of Telvent; Director of Abengoa, Chairman of the Board of Advisors of Abengoa; Professor at the Complutense University (Madrid, Spain)	Spain

Cándido Velázquez-Gaztelu	Director of Telvent; Advisor of the Board of Directors of Abengoa	Spain

José Ignacio del Barrio	Vice President Business and Corporate Development; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.	Spain

Ana María Plaza	Chief Financial Officer	Spain

Larry Stack	Chief Technology Officer	Canada

David Jardine	Vice President — North America	Canada

Dai Yue	Vice President — China	Peoples Republic of China

Luis Rancé	Vice President — Mexico	Mexico

Marcio Leonardo	Vice President — Brazil	Brazil

José Montoya	Vice President — Traffic & Transport	Spain

Philip Goulet	Vice President — Oil & Gas	Canada

Ignacio González-Domínguez	Vice President — Electricity & Environment	Spain

Schedule A (Cont')

2.     Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. de la Buhaira, 2, 41018 Sevilla, Spain. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom Telvent believes has a controlling interest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Felipe Benjumea Llorente	Director (President of the Board) and Chief Executive Officer of Abengoa; Vice-Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director of the Foundation Focus-Abengoa

Javier Benjumea Llorente	Director (Vice President of the Board) and Chief Executive Officer of Abengoa; President of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José Luis Aya Abaurre	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José B. Terceiro Lomba	Director of Abengoa; Director of Telvent, Chairman of the Board of Advisors of Abengoa; Professor at the Complutense University (Madrid, Spain)

Ignacio de Polanco Moreno	Director of Abengoa; President of Tropical Hoteles (a hotel company) and Assistant to the Presidency of the Prisa Group (a media company)

Miguel A. Jiménez -Velasco Mazarío	Secretary of the Board of Directors of Abengoa; Secretary of the Boards of Directors of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa; Secretary of the Foundation Focus-Abengoa;Secretary of Inversion Corporative, IC, S.A. (holding company)

José Luis Méndez López	Director of Abengoa as representative of Corporación Caixa Galicia, SAU.

Amando Sánchez Falcón	Chief Financial Officer of Abengoa

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary

Schedule A (Cont.)

Alfonso González Domínguez	Chief Executive Officer of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Javier Molina Montes	President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider)

Salvador Martos Hinojosa	President and Chief Executive Officer of ASA Investment (holding company), a subsidiary of Abengoa

EXHIBIT INDEX

Exhibit	Description
1	Share Purchase Agreement, dated as of August 31, 2004, by and between Telvent GIT, S.A. and Telvent Investments, S.L.

2	Incentive Stock Option Agreement.